SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Results of the
General Meeting of Shareholders
1. Approval of the Financial Statements
The 24th Fiscal Year (Fiscal Year ended December 31, 2007)

		(in millions of Won, except for income per share)
— Total Assets	18,143,049	— Operating Revenue	11,285,900
— Total Liabilities	6,705,564	— Operating Income	2,171,543
— Capital Stock	44,639	— Net Income	1,642,451
— Total Shareholders’ Equity	11,437,485	— Net Income per Share*	22,607

*	Opinion of independent auditors: Appropriate
2. Approval of Dividends

			(in Won, except for percentages and stock dividend)
a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400
			Interim/Quarterly Dividends	1,000
		Preferred Stock	Year-end Dividend	—
			Interim/Quarterly Dividend	—
	Total Cash Dividend			682,378,745,800
	Market Dividend Rate (%) (including interim dividend)		Common Stock	3.6%
			Preferred Stock	—
b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—
			Preferred Stock	—
	Total Stock Dividend (Shares)		Common Stock	—
			Preferred Stock	—
3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		—Two (2) Executive Directors
		— Two(2) Independent Non-Executive Directors
		—One (1) Independent Non-Executive Director who shall be a member of the Audit Committee
b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	9
	Total Number of Independent Non-Executive Directors	6
	Percentage of Independent Non-Executive Directors (%)	66.7%
c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—
d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	4
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—
4. Other Resolutions	Agenda No. 1. Approval of Financial Statements for the 24th Fiscal Year (Fiscal Year ended December 31, 2007): Approved as originally submitted.

	Agenda No. 2. Amendment to Articles of Incorporation

	Agenda No. 3. Approval of Ceiling Amount of the Remuneration for Directors: Approved as originally submitted.

	Agenda No. 4. Approval of the Appointment of Directors

	Agenda No. 4.1. Appointment of Executive Directors: Approved as originally submitted.

	Agenda No. 4.2. Appointment of Independent Non-Executive Directors

	Agenda No. 4.3. Appointment of Independent Non-Executive Director who shall be a members of the Audit Committee: Approved as originally submitted.
5. Date of General Meeting of Shareholders	March 14, 2008
6. Other Matters To Be Considered Before Investing	—
	* Related Disclosure: —

     [Details of Appointment of Executive Directors]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
KIM, Shin Bae	October 15, 1954	3 years	Re-appointed	— SVP, Head of Strategic Support Group and Office of the Staff to the President, Shinsegi Telecom (’00~’01) — SVP, Strategic Planning Group, SK Telecom (’02~’04)	President & CEO, SK Telecom	M.B.A., Wharton School, University of Pennsylvania, USA	Republic of Korea
PARK, Young Ho	July 31, 1947	3 years	Newly appointed	— President, SK Research Institute for SUPEX Management, SK Telecom(’03 ~’04) — President, Executive Vice President, Corporate Management Office, SK Corporation (’04 ~ ’07)	President and CEO, SK Holdings	Completion of Ph.D. Coursework in Economics, University of Chicago, U.S.A.	Republic of Korea
[Details of Appointment of Independent Non-Executive Directors

UHM, Rak Yong	June, 23, 1948	3 years	Newly appointed	— Commissioner, Korea Customs Sercvice (’97 ~ ’99) — Vice Minister, Ministry of Finance and Economy (’99) — President, Korea Development Bank (’00 ~ ’01)	Visiting Professor, Graduate School of Public Admin. Seoul National Univ.	M.A. from Harvard University, Kennedy School of Gov’t., U.S.A.	Republic of Korea
CHUNG, Jay Young	October, 15, 1944	3 years	Newly appointed	— Director, Korea-U.S. Enterprise Cooperation Foundation (’98 ~ Present) — Independent Non-Executive Director, POSCO (’99 ~ ’04) — Vice-President, Sungkyunkwan University (’03 ~’06)	Professor, Graduate School of Business Administration, Sung Kyun Kwan University	Doctor of Commerce, School of Commerce, Waseda University	Republic of Korea

[Details of Appointment of Independent Non-Executive Director Who Shall be a Member of the Audit Committee]

Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
CHO, Jae Ho	January, 18, 1955	3 years	Newly appointed	— Securities Investigation Committee, Financial Supervisory Service (’96 ~’01)

— Managing Director, Seoul National University Foundation (’05 ~ ’06)

				— Visiting Professor, Graduate School of Economics, University of Tokyo, JAPAN (’07)	Professor of Finance, College of Business Administration, Seoul National University, Chartered Financial Analyst	Ph.D., The Wharton School, University of Pennsylvania, USA	Republic of Korea

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President
Date: March 17, 2008